February 3, 2011

Dear Fellow Shareholders and Potential Investors,

As you may be aware, on February 1, 2011, a financial blog “The Forensic Factor” published a post that made certain claims about AutoChina’s accounting practices, among other things.  The post was written by an author who notes his “short” position in AutoChina’s stock.

There are a number of material misstatements, inaccuracies, as well as negative opinions written by the author that we would like to address one by one. Furthermore, we feel that the subjective bias and author’s negative tone against AutoChina is likely an attempt to mask certain deficiencies in the report’s contents.

We would like to initially note that the author, whose identity is not revealed, did not contact us to verify any of the information he published. However, in a way we look at this as an opportunity to facilitate better investor understanding of our company. Therefore, we have taken the time to prepare a point-by-point response to the article, which has been copied here for reference purposes:
http://edg1.vcall.com/irwebsites/autochinaintl/TFF_Blog.pdf, with lettered annotations added to make it easier for our readers to follow along to see specific points that we have addressed.

By the end of this letter, I hope to have answered any questions that this blog posting has raised, particularly with respect to the viability of AutoChina’s business model, the strength and integrity of its management team, and dismiss any doubt as to our Company’s potential.

AutoChina’s Accounting Practices

(Reference A)

Fiction: We recognize 80% of the potential profits of a lease up front.

FACT: We recognize only about 22% of potential profits on a sales-type lease up front as required by U.S. GAAP.

The author assumes that $50,000 of revenue per vehicle ($600M / 12,000 vehicles or $650M / 13,000 vehicles) represents revenue that was recognized up front for entering into a sales-type lease. He is simply wrong. Our revenues include both those amounts recognized up front and those potential profits that are being recognized over the course of the sales-type lease, and these different revenue streams are clearly broken out on our financial statements. We report two revenue line items:

M = Millions

AutoChina International Ltd.	Page 2
February 3, 2011

1.) Commercial vehicles revenue: Recognized up front at the beginning of the sales-type lease
  (Note: 100% of the cost of the vehicle, in other words its Cost of Goods Sold, is also recognized up-front at the beginning of the lease)

2.) Finance and insurance revenues include those amounts recognized over the course of the 26-month lease term

(Reference B)

Fiction: The author makes a calculation and claims that we recognize $8,023 in profit from a sales-type lease up front (out of a total of $10,000).

FACT: The author used the wrong number in his calculation. The correct amount recognized up front using the author’s example is $2,201 and not $8,203.

The author’s Table 1 is correct and calculates $10,000 of profit to be recognized over the course of the sales-type lease in this example. (Note: For consistency we will refer to the example through these responses.)

Table 1

Total collections over life of the lease	$48,000
Cost of goods sold	$38,000
Potential profit over life of the lease	$10,000
Average lease	26 months

However, the author’s Table 2 is calculated incorrectly, making the author’s assertion that “in the third quarter 2010 AUTC recognized over $8,000 of gross profit for each new vehicle it leased” completely incorrect.

This is the author’s Table 2:

Table 2

AUTC's Actual 3Q Results
3Q10 Revenue per vehicle leased	$50,382
3Q10 COGS per vehicle leased	$42,358
3Q10 Profit per vehicle leased	$8,023

A correct version of the table would be calculated as follows:

AUTC's Actual 3Q Results
3Q10 Revenue per vehicle leased	$44,559	($126.9M Revenue / 2,849 vehicles)
3Q10 COGS per vehicle leased	$42,358
3Q10 Profit per vehicle leased	$2,201

AutoChina International Ltd.	Page 3
February 3, 2011

(In Q3 2010 AutoChina leased 2,849 new vehicles. From our income statement, revenues from commercial vehicles – the portion of potential profits recognized up front – totaled $126.9M.)

Based on this analysis, AutoChina recognized $2,201 of gross profit up front for each new vehicle leased in Q3 2010, or approximately 22% of the total $10,000 gross profit that will be recognized over the course of the example lease. This is in accordance with the U.S. GAAP sales-type capital lease accounting that we used.

In fact, later on, the author seems to acknowledge knowing exactly how the accounting works by writing, “Even if the company recognized a $2,000 upfront mark-up gain (which we believe should also be amortized).” Since these are sales-type leases, the amount recognized up front can be seen as selling the truck on day one; therefore, we have a sale of the truck and an associated COGS. The resulting gross profit is like the dealer’s markup on the vehicle, as the author points out. All of AutoChina’s leases are sales-type and follow the same consistent accounting rules, which requires us to recognize a “dealer markup,” or $2,201 in the example lease.

So how did the author get 3Q10 revenue per vehicle leased of $50,382? He added our “finance and insurance revenue” as well. As explained above, our finance and insurance revenue includes our monthly management fee income and interest income on our entire lease portfolio; this is the part of our revenue that U.S. GAAP requires us to recognize over the course of a lease - and precisely the portion that the author should have excluded when calculating how much income we recognize on a new sales-type lease up front.

(Reference C)

Fiction: It is absurd not to reach breakeven cash flow until month 22 of a 26-month lease.

FACT: Considering that we are a leasing company, it is quite impressive that we reach breakeven cash flow at all on a lease before it terminates, as most traditional leasing companies never reach cash flow breakeven during the course of a lease term.

It is true that we may not reach breakeven cash flow on a 26 month lease until month 22. The author implies that this is somehow negative, which may highlight that he does not have a good understanding of leasing or financing companies.

Take for example a typical vehicle lease, such as that for a passenger car. The leasing company never reaches cash flow breakeven during the lease. In fact, they only have a chance to do so after the end of the lease and only if either the lessee buys the car for some specified value or the leasing company is able to sell it at a high-enough residual value in the used vehicle market.

In contrast, all of AutoChina’s leases are simple sales-type leases. This means that our trucks are paid down to zero after 26 months and then simply become the property of our lessees. Because of this structure we do not have to worry about taking back used trucks after our leases end and then reselling them at high-enough prices in order to make money. There is simply less risk and operational headache for us as a result of our sales-type leasing model.

AutoChina International Ltd.	Page 4
February 3, 2011

(Reference D)

Fiction: The large delta between negative operating cash flow and positive net income is inexplicable and alarming.

FACT: The large delta between negative operating cash flow and positive net income is normal for a company like ours that is growing at our rate.

The author contrasts AutoChina’s cash flow and income positions with that of other companies and concludes that something is wrong with AutoChina. AutoChina is different from the other “comparables.” It is the only heavy-truck leasing company mentioned by the author that operates in China and, as a result of its huge market opportunity and unique business model, is growing significantly faster than the other leasing companies of which we are aware.

Revenue Growth (2008-2009)
GATX	-20.0%
MGRC	-9.4%
TAL	-16.1%
AUTC	796.6%
Source: GATX 12/31/09 10-K, MGRC 12/31/09 10-K, TAL 12/31/09 10-K, AUTC 12/31/09 20-F

As a result of its significant growth rate, AutoChina has large, but understandable capital needs. The author seems alarmed by the capital needs of AutoChina. Any leasing or financial company that makes money by lending it out will need to consume cash if it is growing significantly, like AutoChina is. And as can be seen from the table above, our growth rate clearly sets us apart from the other leasing companies.

(Reference E)

Fiction: We use aggressive accounting and should be using straight line accounting instead.

FACT: We use conventional accounting, and if we used the straight line accounting method, we would not be following U.S. GAAP. Instead, as per U.S. GAAP, we use the effective interest rate method for our sales-type leases.

The author claims that “Every U.S. leasing company that TFF evaluated (including GMT, MGRC and TAL), used straight line accounting methods.” and implies that this is the only method utilized and also the method that AutoChina should use.

To be clear, there are generally two kinds of leases: operating and capital leases (a sales-type lease is a specific type of capital lease). U.S. GAAP requires that operating leases almost always use straight line accounting, while capital leases almost always use the effective interest rate method (Source: FAS13, FASB ASC Topic 840).

AutoChina International Ltd.	Page 5
February 3, 2011

After looking at the last 10-Ks for the three leasing companies mentioned by the author, it appears to us that the majority of GATX’s leases are capital leases and that they are definitely using the effective interest rate method for these leases (Source: GATX 12/31/09 10-K “Finance Leases - Unearned income is amortized to lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.”) MGRC appears to be doing predominantly operating leases. Finally, the majority of TAL’s leases appear to be operating leases but they also definitely have capital leases, for which they use the effective interest rate method (TAL 12/31/09 10-K “Finance Leases - Unearned income is recognized on a level yield basis over the lease term and is recorded as leasing revenue.”).

The author goes on to present a Table 5 that purportedly illustrates the straight line method and “presents the amortization schedule other leasing companies would use for a typical AUTC lease.” The author implies that the table illustrates exactly how AutoChina should recognize its income on its leases.

The author will therefore be pleased to learn that his Table 5 does in fact show exactly how AutoChina accounts for its leases. However, the author has made a mistake in that his table clearly presents the effective interest rate method and not the straight line method.

The effective interest rate method is the method that U.S. GAAP requires us to use to recognize the portion of the potential profit from our leases that is not recognized up front (the 78% in our example lease). Total interest income from Table 5 is $8,004. Thus $8,004 + $2,201 (from Reference B) = $10,205 which is approximately the $10,000 in total income that AutoChina would recognize over the term of the example lease.

(Reference F)

Fiction: AutoChina does not accrue for loan losses.

FACT: AutoChina does accrue for loan losses.

The author of this report states that AutoChina does not accrue for loan losses, and then he contradicts himself and writes, “In fact, TFF believes AutoChina has only reserved $1.1 million against $410 million in loans.”

As of Q3 2010 AutoChina has in fact established an allowance for doubtful accounts (the projected lease losses) totaling $1.1 million. This is an increase of $828,000 from December 31, 2009. U.S. GAAP requires us to establish an allowance account consistent with our historical default experience, which management believes this amount does.

During Q3 2010 AutoChina had only four lease defaults—a low rate that is quite consistent with our historical experience.

AutoChina International Ltd.	Page 6
February 3, 2011

It is worth mentioning that we believe our historical default experience is remarkably low as a result of our proprietary business model, which is designed in many different respects to control risk. If a customer is even one day late on their last lease payment, we consider them “late” (much like a credit card company would) and group their receivable into Accounts Receivable. This gives investors greater clarity by enabling them to see exactly what portion of our outstanding sales-type lease receivables is paying late at any given balance sheet reporting date. Furthermore, just because the percentage of delinquent accounts seemed to increase quite substantially in Q3 2010 does not necessarily mean investors should be pressing the panic button. We believe that 96% of our total lease portfolio paying on time is still remarkably high especially given our conservative policy on classifying our customers as “current.”

(Reference G)

Fiction: Our financing for fuel, tires, and insurance are “unsecured.”

FACT: We use the customer’s existing truck assets, down payment, and a guarantor as collateral for these value-added services, just as we do for the base truck lease. Customers must also “qualify” to participate in these value-added services.

There are certain eligibility criteria that our customers must meet to participate in our value-added services. For example, insurance, which is purchased annually at the beginning of each year, cannot be financed in the initial lease year by a new customer. This is because we do not extend additional credit to a new customer until they have an established payment history with AutoChina. The same is true to qualify for our diesel or tire financing value-added services; the customer must have a history of making a certain number of on-time monthly payments to AutoChina before they can participate.

The author also asserts that “Despite an extensive search, TFF has not been able to find another leasing company that provides loans for diesel.” AutoChina does not claim to be just a leasing company.  In fact, in the initial paragraph of all our press releases, we identify ourselves as a sales, servicing, leasing, and support network (the largest in China).  We operate a business model that is tailored to our market. Our customers have unique needs, for which we are focused on providing customized solutions. In China, the use of credit cards is not as prevalent as in the U.S. and we would guess that the public leasing companies that the author has examined operate in the U.S. In the U.S., 80% of consumers (Source: "The Survey of Consumer Payment Choice," Federal Reserve Bank of Boston, January 2010) have a credit card that they can easily buy fuel with.

Whereas in China the credit card penetration rate is just 11% (Source: “China Credit Card Market Outlook to 2013,” RNCOS, November 2009). Taking these market factors into account, we agree that AutoChina seems unusual: unusually good at seizing opportunities and providing valuable services.

(Reference H)

Fiction:  1.) It is odd that Crowe Horwath was our auditor for 2009 when they didn’t form their Chinese business until September 2009.
2.) Just like Duoyuan Printing, because AutoChina switched to a Big 4 audit firm, it will encounter audit issues and troubling accounting discrepancies will be found.

AutoChina International Ltd.	Page 7
February 3, 2011

FACT: 1.) U.S.-based Crowe Horwath LLP was our auditor for 2009, not Crowe Horwath China CPA Co., Ltd.
2.) Just because Duoyuan Printing encountered issues when switching to a Big 4 auditor firm does not mean that AutoChina also will. AutoChina and Duoyuan are not the same company, and there are also some key differences between Duoyuan’s situation and ours.

It is unclear why the author thinks that Crowe Horwath China being established in September 2009 has something to do with our audit for that year. It is clear from our 2009 20-F annual report that our auditor that year was not Crowe Horwath China CPA Co., Ltd. but was U.S.-based Crowe Horwath LLP instead.

Crowe Horwath LLP is a the top ten U.S. accounting firm and its international accounting network also ranks top ten worldwide. Crowe Horwath China CPA Co., Ltd. is an independent member PRC accounting firm that joined the Crowe Horwath International network in Sept 2009, but they did not participate in any of Crowe Horwath LLP’s audits of our company. Instead, Crowe Horwath LLP worked with another long-standing affiliate of their international network member firm in China to complete our audit.

There are also some key differences between Duoyuan Printing’s situation and ours. Before switching to Deloitte, Duoyuan’s auditor was Frazer Frost (formerly known as Moore Stephens Wurth Frazer and Torbet, LLP). AutoChina used Crowe Horwath LLP, which is a much larger firm than Frazer Frost. Furthermore, Deloitte only worked on one quarterly interim review of Duoyuan before they stepped into the June 30, 2010 year-ended audit and encountered their problems. PWC has been our auditor since April of 2010 and has already worked on three quarterly interim reviews of our financial statements.

(Reference I)

Fiction: The author notes the similarities between AutoChina’s corporate organizational chart, and that of another company, RINO International Corporation, and implies there are significant risks in this type of structure.

FACT: We employ a variable interest entity (VIE) structure, which many Chinese companies employ (including Baidu, one of the most successful U.S.-listed Chinese companies).

We originally organized under a VIE structure because car dealerships (the business AutoChina was founded upon) used to be a restricted industry in China, meaning that there were certain restrictions on foreigners investing in these types of companies. This presents obvious problems for a Chinese company listed in the U.S., where most of the shareholders are likely to be foreigners. The VIE structure is a common solution to the problem and is the solution we implemented. Many U.S.-listed Chinese companies use this structure including some of the most successful ones, such as Baidu.

(Reference J)

Fiction: 1.) The earnout will dilute shareholders at least 5% every single year, regardless of performance.

AutoChina International Ltd.	Page 8
February 3, 2011

2.) The earnout is an executive compensation package. Stock based compensation should be recognized for the earnout.

FACT: 1.) The earnout is subject to certain EBITDA growth targets.
2.) The earnout is not executive compensation, and under U.S. GAAP, stock based compensation based on performance that is not tied to employment should not be recognized for the earnout.

In April 2009 a public company named Spring Creek acquired AutoChina, which was private and 100% owned by me. As part of this sale, I agreed to the earnout arrangement with Spring Creek. The original intention of the earnout was to provide AutoChina with incentive to grow in order to create shareholder value, as well as to provide the opportunity to receive additional purchase consideration for my company, since, the up-front purchase price was considered low (at the time the implied EV/EBITDA multiple was 6.0X, compared to 7.4X for comparable companies). Since AutoChina was 100% owned by me, I am the sole shareholder receiving the benefit of the earnout. It has nothing to do with my compensation as an executive of AutoChina, and this treatment has been discussed and confirmed with our current auditing firm, PricewaterhouseCoopers (and predecessor auditor Crowe Horwath).

This disclosure from page 64 of our November 2009 F-1/A registration statement explains the accounting for the earnout. Note that this registration statement was reviewed by our auditors at the time, Crowe Horwath:
The Business Combination will be accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination will have effective control of AutoChina through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both AutoChina and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of ACG, i.e., a capital transaction involving the issuance of stock by AutoChina for the stock of ACG. Accordingly, the combined assets, liabilities and results of operations of ACG will become the historical financial statements of AutoChina at the closing of the transaction, and AutoChina’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with ACG beginning on the closing date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the transaction are being charged to operations in the period that such costs are incurred.

Actual results could differ from the pro forma information presented and depend on several variables, including, pursuant to an earn-out provision in the share exchange agreement, the issuance to ACG’s prior shareholders of between 5% and 20% of the number of ordinary shares of AutoChina’s outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the five fiscal years ending December 31, 2009 through December 31, 2013. Upon issuance, such shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

AutoChina International Ltd.	Page 9
February 3, 2011

(Reference K)

Fiction: AutoChina's atrocious cash flow characteristics result in an incessant need for new capital. Because raising capital from U.S. investors would require opening the kimono, AutoChina has relied on prodigious levels of related party debt.

FACT: As discussed we only need capital because we are growing quickly. We have “opened the kimono” quite frequently and have raised capital from both U.S. investors and Chinese banks. We have related party debt not because we are unable to secure other financing as the author asserts, but because we are able to, in addition to getting financing from arm’s length transactions.

We have already discussed in Reference D why we are deploying so much capital. To further elaborate, consider what would happen if we were to stop leasing new vehicles altogether; we would become tremendously cash flow positive as we collect all those outstanding lease payments that our customers have contracted to pay us. The point is that we will probably not always be consuming large amounts of capital, but while we are growing rapidly, we probably will be.

We have also successfully raised capital from U.S. investors. In March 2010 we completed a registered direct secondary offering that totaled $70M. To date, we have also raised over $150M in debt from ICBC, China CITIC Bank and Hua Xia Bank—three large and well known banks in China. All of these capital raising exercises required us to successfully undergo due diligence.

We have used related party debt to finance our operations because the terms were more attractive than other financing opportunities available to us at the time. However, we understand that the words “related party” tend to raise investors’ eyebrows. Our investors may have already noticed that our related party debt from Beiguo, historically our largest related party lender, has declined substantially from $191.9M to $77.5M from Q2 2010 to Q3 2010. We have also publicly expressed our desire to retire this entire facility. It should be noted that I only own a 21% minority stake in Beiguo.

Also, I am the Company’s second-largest related party lender and have provided AutoChina with capital from entities of which I own.  I lend this to the Company at 0% interest cost to AutoChina, on an unsecured basis, repayable on demand.

(Reference L)

Fiction: We have utilized $865M in related party debt through the first nine months of 2010.

FACT: We have utilized $382.6M in related party debt through the first nine months of 2010.

The author makes it sound like we have taken $865M in debt from related parties through the first nine months of 2010. This is simply incorrect. From our filings it is clear that we have taken a total of $382.6M in related party debt through the first nine months of 2010. The actual balance outstanding as of September 30, 2010 was $161.4M. Of the total $382.6M, $296.7 or 78% of it was from Beiguo, which charges a 4% interest rate, and $70.1M or 18.5% of it was from other sources, including me, which charged a 0% interest rate.

AutoChina International Ltd.	Page 10
February 3, 2011

Background of CFO

(Reference M)

AutoChina’s Board of Directors thoroughly reviewed Mr. Wang’s background before hiring him as the company’s CFO in July 2009.  Neither Mr. Wang nor AutoChina has ever tried to hide his previous employment at PEMGroup.

The allegations against PEMGroup centered on founder Danny Pang misleading investors and misappropriating investor funds.  The employee who claimed Danny Pang told him “Nasar, I want you to know we are in a Ponzi scheme” was PEMGroup’s then President Nasar Aboubakare, the most senior firm member after Danny Pang.  Nasar Aboubakare left PEMGroup in August 2007 (http://articles.latimes.com/2009/apr/18/business/fi-pang18), 4 months before Mr. Wang joined the firm in December 2007.

Mr. Wang was neither an officer nor a partner at PEMGroup.  Furthermore, as Director of Research, Mr. Wang was not involved in investor fundraising.  According to the same SEC document referenced by the author, http://images.ocregister.com/newsimages/2009/05/08/PangReceiver20090506.pdf, the federally appointed receiver in the PEMGroup case found that “employees below top management were generally unaware of the abuses described herein and neither instigated nor participated in the abuses.”

The author himself admits he “has no reason to suspect Mr. Wang was anything but above board”, and acknowledges that he “was not accused of any wrongdoing.”  In fact, after PEMGroup came under federal receivership, Mr. Wang worked closely with the federal court-appointed receiver to manage and preserve the investments and was appointed by the receiver to act as the primary point of contact with investors.

Mr. Wang received Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998 at the age of 22, facts easily verifiable by the Office of the University Registrar. The typographical error in the graduation date in the filing noted by the author is simply that, a typographical error that had since been corrected.

(Reference N)

Fiction: There are only two analysts that actively cover AutoChina.

FACT: There are currently three research analysts covering AutoChina. In addition to the two mentioned by the author, there is a third analyst named Mark Chang from Daiwa Capital Markets – Global Equity Research. Mr. Chang is based in Hong Kong.

AutoChina International Ltd.	Page 11
February 3, 2011

Conclusion

As we noted in the February 1, 2011 press release, we understand that it has recently become popular for disclosed short sellers to publish negative reports on companies based in China and that these disclosed short sellers stand to profit from publishing these reports. These types of reports spread doubt, and once this occurs, it lingers. It appears that many China-based companies are being painted with the same broad brush. However, I cannot speak for other companies, only for AutoChina.

In conclusion, we are hopeful that this letter has provided more insight into AutoChina.  We have consistently made an effort to listen to our shareholder base and remain available to answer any questions or concerns.  Further, we would welcome any current or potential shareholder to visit our operations and form their own conclusions as to the strength of our business model and growth prospects.

On behalf of AutoChina’s senior management team, our Board of Directors, and associates, I thank you for your continued support.

Sincerely,

Mr. Yong Hui Li,
Chairman and CEO of AutoChina